

Mail Stop: 3628

August 8, 2016

<u>Via E-mail</u>
Leah Nivison
Chief Executive Officer
GS Mortgage Securities Corporation II
200 West Street, New York
New York, New York 10282

      Re: GS Mortgage Securities Trust 2012-GCJ9
           Form 10-K for the Fiscal Year Ended December 31, 2015
           Response Dated July 21, 2016
           File No. 333-171508-04

Dear Ms. Nivison:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Katherine Hsu

                              Katherine Hsu
                              Office Chief
                              Office of Structured Finance

cc: Michael S. Gambro, Esq., Cadwalader, Wickersham & Taft LLP